

August 22, 2014

Via E-mail
Alicia A. Rolfe
Chief Financial Officer
Omnitek Engineering Corp.
1333 Keystone Way, Suite 101
Vista, California 92081

       Re: Omnitek Engineering Corp.
       Form 10-K for Fiscal Year Ended December 31, 2013
       Filed on March 31, 2014
       File No. 000-53955

Dear Ms. Rolfe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities, page 23

1.   It appears that the measure you describe as EBITDA is being adjusted for additional items such as the value of option and warrants grants. Accordingly, please revise your description of the measure as it is not appropriate to title it EBITDA.

Item 8.Financial Statements and Supplementary Data

Note 3. Inventory, page F-36

2.   We note from your disclosure on page 22 that revenues decreased because certain foreign customers delayed or cancelled orders due to the increase in local natural gas prices. We

further note the significant increase in inventory. Please tell us how you determined that the inventory was properly valued and that no further excess and obsolete inventory charge was needed.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 41

3.   Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). That is, you did not include the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to your management, including your principle executive and principle financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and revise future filings for management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief